SPURLOCK INDUSTRIES, INC.

                               1997 ANNUAL REPORT

                                Table of Contents

                                                                            Page

Spurlock Industries, Inc.................................................     2
Letter to Shareholders...................................................     3
Selected Consolidated Financial Information..............................     5
Management's Discussion and Analysis of Financial Conditions
         and Results of Operations.......................................     6
Reports of Independent Auditors.......................................... 12-13
Financial Statements.....................................................    14
Management...............................................................    36
Market Prices and Dividend Policy........................................    38
General Information......................................................    39

                            SPURLOCK INDUSTRIES, INC.


         Spurlock Industries, Inc. ("Spurlock Industries" or the "Company") is a Virginia corporation organized in 1996. The Company is the successor to Air Resources Corporation ("Air Resources"), a Colorado corporation organized in 1986. At a special meeting of the shareholders of Air Resources held on June 11, 1996, the shareholders of Air Resources approved the merger of Air Resources into Spurlock Industries, in order to, among other things, change the domicile of Air Resources from Colorado to Virginia. Such merger was consummated on July 26, 1996. References to the "Company" herein shall also include Air Resources as predecessor to Spurlock Industries.

         Through its wholly owned subsidiary, Spurlock Adhesives, Inc. ("Spurlock Adhesives"), the Company develops, manufactures and markets specialty thermo-setting resins and formaldehyde for the forest products, building products and furniture industries. The Company also produces, on a limited basis, fertilizer products for the agricultural and lawn and garden supply industries. It operates two manufacturing facilities in the southeastern United States, one in Waverly, Virginia and the other in Malvern, Arkansas. A third manufacturing facility, located in Moreau, New York, is currently under construction and is expected to begin operations in mid-1998. The products of Spurlock Adhesives are sold throughout the east, southeast and midwest regions of the United States. Spurlock Industries' principal executive offices are located at 125 Bank Street, Waverly, Virginia 23890, and its telephone number is
(804) 834-8980.

To Our Shareholders:


         1997 and the beginning of 1998 has been a challenging period for Spurlock Industries, Inc. First, 1997 financial performance was lackluster as margins tightened throughout the year, due to regional competitive pressures. Net sales decreased by 13.7% in 1997, when compared to 1996's figures, as the average selling prices on the Company's resin and formaldehyde products dropped due to an oversupply of product in its operating regions. As a result, the Company reported a net loss of $24,740 or $0.00 per share for 1997, compared to a net profit of $1,493,675 or $0.22 per share for 1996. Included in the 1997 results, however, were one time charges of approximately $533,927 of start-up and pre-operating costs relating to the new Moreau, New York manufacturing facility. While the Company could have elected to capitalize these costs for the New York facility, management chose the more conservative approach - particularly in view of anticipated accounting guidelines that would require the expensing of such costs - and included these costs as expenses in 1997.

         Second, the resignations of certain executive officers necessitated the implementation of a management reorganization plan in early 1998. The details surrounding these resignations has been previously reported in recent filings with the Securities and Exchange Commission and is detailed in the Proxy Statement that is accompanied by this Annual Report. As part of this reorganization, the Executive Committee, which had been formed in mid-1996, was dissolved, and I was elected to the position of Chairman and Chief Executive Officer of both Spurlock Industries, Inc. and Spurlock Adhesives, Inc. Also, our management team was strengthened by the addition in the Company's key areas of finance and sales and marketing of experienced individuals from outside our organization, as well as the assumption of the corporate secretary's role by a talented, long time employee. While the legal and accounting costs associated with this reorganization, and the related derivative litigation described in the Proxy Statement, have been significant - not to mention the distraction and considerable management efforts required - I believe that Spurlock Industries is now better positioned for success as a publicly traded corporation.

         Despite the challenges that have been presented, this period has seen significant accomplishments by the Company. Paramount amount among these accomplishments was the progress made on the Company's new manufacturing facility in Moreau, New York. The facility consists of two formaldehyde plants and a resin plant. In the fourth quarter of 1997, the Company closed on favorable financing for the project, including a $6 million industrial development bond issued by Saratoga County, New York. We have been pleased with the subsequent progress in the construction of the facility, as it is on schedule for an anticipated mid-July start date. Management believes that the region to be served by the New York facility constitutes an attractive market for the Company's products and that the added production capability from the facility could represent a substantial increase in future potential revenues.

         In addition to the long term potential of the New York facility, we are also optimistic about current business prospects for the Company in light of our favorable first quarter operating results. As previously reported in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1998, Spurlock Industries reported net income of $181,104 or $.028 per share for the first quarter of 1998, as compared to net income of $158,312 or $.024 for the first quarter of 1997. Barring unforeseen events, management believes that the second quarter will yield an operating profit.

         Lastly, as the Company reported in a press release dated June 24, 1998, we have received expressions of interest from several unaffiliated companies regarding possible acquisitions of our business operations. The Company is currently engaged in preliminary discussions with such parties. To assist in exploring these and other potential business opportunities, the Company has engaged Davenport & Company LLC, a Richmond, Virginia-based investment banking firm, as its financial advisor. The Board of Directors intends to carefully evaluate each such strategic opportunity in order to maximize shareholder value.



                                      /s/ Phillip S. Sumpter

                                      Phillip S. Sumpter
                                      Chairman and Chief Executive Officer

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

         The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included in this Annual Report.

         The selected consolidated financial information presented below for, and as of the end of, each of the years in the five-year period ended December 31, 1997, is derived from the consolidated financial statements of the Company. The financial statements as of December 31, 1997, and for the year ended December 31, 1997, have been audited by Cherry, Bekaert & Holland, L.L.P., independent auditors. The financial statements for the four years ended December 31, 1996, have been audited by James E. Scheifley & Associates, P.C. (formerly Winter, Scheifley & Associates, P.C.), independent auditors.

                                                                         Years Ended December 31,
                                             ------------------------------------------------------------------------------
                                                   1997             1996           1995 (1)         1994           1993
                                                   ----             ----           ----             ----           ----
Income Statement Data:
Net Sales.................................     $24,725,077       $28,643,415     $33,243,677    $30,512,704    $23,475,249
Cost of sales.............................      19,597,991        21,129,265      26,092,053     26,269,016     20,268,532

Gross profit..............................       5,127,086         7,514,150       7,151,624      4,243,688      3,206,717
Selling, general and administrative
  expenses................................       4,815,638         4,414,422       3,903,371      3,456,356      3,808,775
                                                 ---------         ---------       ---------      ---------      ---------
Income (Loss) from operations.............         311,448         3,099,728       3,248,253        787,332      (602,058)

Other income and expenses.................               -                 -               -              -      (427,508)
Interest income...........................         139,307            83,376          12,007          2,513         12,849
Interest expense..........................       (627,799)         (667,942)       (663,662)      (828,261)      (668,670)
                                                 ---------         ---------       ---------      ---------      ---------
Income (Loss)from continuing operations...       (177,044)         2,515,162       2,596,598       (38,416)    (1,685,387)
Provision for income taxes (benefit)......       (152,304)         1,021,487         115,600              -              -
                                                 ---------         ---------         -------      ---------    -----------

Net Income (Loss).........................        (24,740)         1,493,675       2,480,998       (38,416)    (1,685,387)
                                                 =========         =========       =========       ========    ===========
Net Income (Loss) per common share:
   From continuing operations.............           $0.00             $0.22           $0.37        ($0.01)        ($0.42)
                                                     -----             -----           -----        -------        -------


                                                                         Years Ended December 31,
                                             -----------------------------------------------------------------------------
                                                   1997              1996            1995           1994           1993
                                                   ----              ----            ----           ----           ----
Balance Sheet Data:
Current assets............................      $2,726,167        $2,288,914      $3,099,414     $3,715,917     $1,748,663
Current liabilities.......................       5,365,116         4,388,860       5,330,308      8,133,204      5,978,068
Total assets..............................      19,401,431        12,270,407       9,342,968      9,996,870      8,305,184
Long-term debt............................       9,598,315         3,402,621         983,652      1,354,556      1,779,592
Stockholders' equity(2)...................       4,268,043         4,292,783       2,919,108        509,110        547,524

Number of common shareholders.............             227               242             249            245            240

Weighted average number of common shares
  outstanding.............................       6,573,639         6,711,733       6,717,667      4,266,066      3,999,566

Cash dividends declared ..................               0                 0               0              0              0
Book value per share (3)..................           $0.66             $0.64           $0.43          $0.08          $0.08

_________________

(1) Assumes the conversion of 1,200,000 preferred shares into 2,400,000 common shares, which conversion was subsequently effected on January 5, 1996. Absent the pro forma addition of 2,400,000 common shares, the historical number of weighted average shares outstanding for the fiscal year ended December 31, 1995 was 4,317,667.
(2) For the three fiscal years ended December 31, 1995, stockholders equity included 1,200,000 shares of preferred stock, par value $2 per share, totaling $2,400,000.
(3) Assuming the conversion of 1,200,000 preferred shares into 2,400,000 common shares, which conversion was subsequently effected on January 5, 1996, the weighted average shares outstanding for the five fiscal years ending December 31, 1997 were: 6,573,639, 6,711,733, 6,717,667, 6,626,066 and
     6,399,566.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


         The following discussion and analysis provides information which management believes is relevant to understanding the Company's operations and financial condition. This discussion should be read in conjunction with the financial statements and accompanying notes. The financial statements of the Company have been prepared in conformity with generally accepted accounting principles.

Forward-Looking Statements

         The following discussion contains certain forward-looking statements, generally identified by phrases such as "the Company expects" or "Management believes" or words of similar effect. The Company wishes to caution readers that certain important factors set forth within such discussion, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause the Company's actual results for 1997 and beyond to differ materially from those expressed in any forward-looking statements made herein. For a further discussion of such factors and forward-looking statements, please see "Forward-Looking and Cautionary Statements" below.

General

         Overview. The Company's operating results declined substantially in the fiscal year ended December 31, 1997 primarily due to a significant reduction in the gross margin, which reduction was caused by price deterioration relating to oversupplies of the Company's primary products in two of its three regions of operation. Also, during 1997 the Company elected to expense approximately $533,927 of startup and pre-operating costs relating to the new Moreau, New York manufacturing facility, which is scheduled to come on line in mid-1998. As a result, the Company experienced a loss of ($24,740) in 1997, compared to net income of $1,493,675 and $2,480,998 in 1996 and 1995, respectively. Management attributed the record 1995 profits primarily to a refocusing by the Company on its core resin/adhesives business and the termination of non-profitable gas generation operations and increased control over raw materials prices and improved product margins. The lower net profit in 1996 was largely due to the effect of income taxes, as loss carry/forwards were substantially utilized in 1995.

         Dependence on Construction and Related Industries. Demand for Spurlock Industries' products and the Company's financial performance are closely tied to the fortunes of construction, forest products and related industries.

         Price of Raw Materials. Raw materials costs comprised approximately 60%, 57% and 62% of net sales in 1997, 1996 and 1995, respectively. Raw materials are by far the largest component of cost of goods sold. Therefore, the Company's operating performance is sensitive to price movements in its basic raw materials, particularly methanol and urea. Management strives to ameliorate these commodity risks by maintaining diverse supply relationships and by closely matching increases and decreases in product prices to increases and decreases in raw material costs. This was not possible during 1997, as product prices dropped in the face of generally stable raw material prices throughout much of the year. Both methanol and urea prices started to decline in the fourth quarter, which decline continued into the first quarter of 1998, resulting in even lower selling prices for the Company's products. Management believes that raw materials prices may decline further in 1998, then expect them to firm up as some production facilities for such raw materials are taken off-line.

         Freight Costs. A substantial portion of Spurlock Industries' products are priced on an "as delivered basis." For 1997, 1996, and 1995, freight costs relating to delivery of the Company's products comprised approximately 3.6%, 3.9%, and 4.2%, respectively, of net sales. Accordingly, the Company's operating performance is sensitive to movements in freight costs.

         New Credit Facilities. In July 1996, in order to reduce interest costs and increase credit availability, the Company terminated a $3,500,000 line of credit with its primary working capital lender and obtained a line of credit in a like amount with a new lender. Such new credit facility is secured by accounts receivable and inventory, among other assets, and provides for credit availability based upon the level of accounts receivable and inventory. In conjunction with this new line of credit, the Company borrowed an additional $3,600,000 under a term loan to purchase a formerly leased formaldehyde plant, which term loan is secured by all assets.

         New York Project. In the fourth quarter of 1996, the Company purchased property in the Moreau Industrial Park, located in South Glens Falls, New York, obtained the necessary regulatory approvals and initiated construction of a manufacturing facility for the production of formaldehyde and resins. The facility consists of two formaldehyde plants (one purchased and one leased), one resin plant and ancillary equipment, buildings and tank farms. The total estimated cost of the project is $8,300,000 for the purchased plants, excluding soft costs such as interest, environmental permits and legal and administrative expenses. D.B. Western, Inc. is the general contractor of the project and owns the leased formaldehyde plant. Payments under the lease are $46,139 per month over a ten-year term, with a purchase option at the end of three years. The financing sources for the purchased plants include a term loan for $1,500,000, amortized for 10 years at an interest rate of LIBOR plus 2.75%, the proceeds from a tax-exempt bond in the amount of $6,000,000 issued by Saratoga County, New York, amortized for 10 years at a fixed interest rate of 4.74%, and the Company's operating cash flow for the remaining $800,000 and the soft costs. As of December 31, 1997, the unexpended bond fund balance was approximately $3,890,000. Management believes that construction is proceeding on schedule, and the Moreau facility is expected to begin operations in mid-1998.

         Write Off of Start-up Costs. In 1997, the Company elected to expense certain start-up and pre-operating costs relating to the New York manufacturing facility. Such costs aggregated $533,927. The American Institute of Certified Public Accountants ("AICPA") Accounting Standards Executive Committee (AsSEC) is anticipated to require the expensing of all start-up and pre-operating costs effective with years starting after December 15, 1997. While the Company could elect to capitalize these costs for the New York facility, it seems reasonable that implementation of the requirement will take place. The Company has elected the most conservative treatment, under the circumstances.

         Purchase of Waverly Formaldehyde Plant. In July 1996, the Company consummated an agreement with D. B. Western, Inc. whereby the Company purchased a formaldehyde plant located in Waverly, Virginia formerly leased from D. B. Western, Inc. Such agreement terminated the lease and settled all operational performance and rent disputes with respect to the facility for $3,675,000.

         Compliance with Environmental Regulations. Environmental costs charged to operations aggregated $184,259, $202,076 and $277,349 for the years ended December 31, 1997, 1996 and 1995, respectively. As a percentage of net sales, such expenditures totaled .75%, .71% and .83%, respectively over such three years. In such years, over 80% of such expenditures related to testing at the Company's manufacturing facilities to ensure compliance with environmental laws and regulations. Other expenditures included obtaining required permits, purchase and maintenance of safety equipment, trash and waste removal and training. All such expenses are viewed by the Company as customary, recurring costs of doing business in its particular industry.

         Capacity Utilization. In 1997, the Waverly, Virginia formaldehyde plant ran at approximately 83% of capacity as compared to 83% in 1996 and 85% in 1995. The Malvern, Arkansas formaldehyde plant ran at approximately 67% in 1997, as compared to 84% and 90% in 1996 and 1995, respectively. The decrease was due to an oversupply of formaldehyde in the regional market served by such plant. In 1997, resin capacity utilization at the Waverly facility was 53% compared to 55% and 60% in 1996 and

1995, respectively. With respect to resin capacity utilization, the Malvern facility produced at a 52% utilization rate for 1997, compared to 65% for both 1996 and 1995. The decline at Malvern was due to regional oversupplies of product.

         Inflation. Although Spurlock Industries' operations are influenced by general economic trends, the Company does not believe that inflation had a material impact on its operations during the three-year period ended December 31, 1997.

Results of Operations

         Fiscal 1997 Compared to 1996. Spurlock Industries' net sales for the year ended December 31, 1997 were $24,725,077, a decrease of 13.7% compared to $28,643,415 in 1996. This decrease resulted from lower average selling prices on Spurlock Adhesives' resin and formaldehyde products due to an oversupply of product in two of the Company's operating regions. Such oversupply was particularly acute in the region served by the Company's Malvern, Arkansas facility. Also, although production volume for formaldehyde remained relatively stable in 1997 at 71,051,940 pounds as compared to 72,211,660 in 1996, resin shipments declined 14.4% to 151,742,035 pounds, primarily due to reduced volume sales from the Malvern plant. All sales in 1997 were generated by Spurlock Adhesives.

         Cost of goods sold for 1997 totaled $19,597,991 or 79.3% of net sales, compared to $21,129,265 or 73.8% of net sales in fiscal 1996. This translated into a decrease in the Company's gross margin to 20.7% in 1997 from 26.2% in 1996. Such margin deterioration resulted from the above described downward pressure on prices exerted by customers purchasing in the competitive, oversupplied regional markets served by the Company's two existing plants. Management believes that the extremely competitive pricing environment experienced in 1997 will continue through 1998, but that formaldehyde and resin prices will begin to firm up in the Malvern and Waverly markets as current overcapacity is eliminated. However, management believes that the markets served by the New York facility to be completed in mid-1998 will be much more favorable, due to industry under-capacity in that region.

         Selling, general and administrative expenses totaled $4,815,638 or 19.5% of net sales in 1997, versus $4,414,422 or 15.4% of net sales in 1996. The $401,216 increase in these expenses was due primarily to the write off of start-up and pre-operating costs of the Moreau, New York project aggregating $533,927. Excluding such start-up and related expenses, in 1997 selling, general and administrative expenses fell by $132,711. Due to the contraction in net sales, however, selling, general and administrative expenses increased, as a percent of net sales, from 15.4% in 1996 to 19.5% in 1997.

         Interest expense (which excludes interest on debt obligations related to the New York Project, which is capitalized) declined 6.0% in 1997. Such decline resulted primarily from lower average outstandings under the Company's working capital facility, which resulted in turn from reduced sales and working capital requirements.

         The Company reported a pre-tax loss of ($177,044) in 1997, a significant decline from $2,515,162 in pre-tax profits reported in the previous year. The 1997 loss reflects primarily the decline in the gross margin and the write-off of start-up and pre-operating costs for the Moreau project, as described above.

         The Company utilized tax benefits totaling $152,304 in 1997, consisting of differences between the accelerated methods of depreciation for income tax purposes and the deferred tax assets created by the post retirement funding and the net operating loss carryforward resulting from the operating loss in 1997. The provision for income tax in 1996 totaled $1,021,487, which consisted of $149,415 in state income tax and $846,091 in federal income tax.

         The Company reported a net loss in 1997 of ($24,740), a significant decline from net income of $1,493,675 reported in the prior year.

         Fiscal 1996 Compared to 1995. Spurlock Industries' net sales for the year ended December 31, 1996 were $28,643,415, a decrease of 13.8% compared to $33,243,677 in 1995. This decrease resulted from lower average selling prices on all of Spurlock Adhesives' resin and formaldehyde products due to: (i) lower prices for raw materials, and (ii) several customers' decreased demand for the Company's products due to a change to a more efficient manufacturing process. Shipments of resin/adhesive products - which comprised approximately 67% of all 1996 shipments - declined by 4.3% from 1995. All sales in 1996 were generated by Spurlock Adhesives.

         Cost of goods sold for 1996 totaled $21,129,265 or 73.8% of net sales versus $26,092,053 or 78.5% in 1995. The decrease was mainly in raw material costs which represented 57.1% of net sales in 1996 versus 62.4% in 1995. Management was successful in holding most categories of other costs of goods sold to 1995 levels. Accordingly, the gross margin improved in 1996 to 26.2% from 21.5% in 1995, on gross profit of $7,514,150 versus $7,151,624 in 1995.

         Selling, general and administrative expenses totaled $4,414,422 or 15.41% of net sales in 1996 as compared to $3,903,371 or 11.74% of sales in 1995. The dollar increase in this category in 1996 resulted from salary and wage increases to middle management and increased professional fees associated with the merger that took place July 26, 1996. The lower volume of net sales significantly contributed to the increase as a percentage of net sales.

         Interest expense in 1996, although increasing as a percentage of net sales to 2.33% from 2.00% in 1995, increased only .6% in absolute terms to $667,942 from $663,662 in 1995. This increase resulted from the term loan borrowing for the purchase of the leased formaldehyde plant and lower interest rates on the line of credit.

         Pretax earnings in 1996 of $2,515,162 substantially mirrored the $2,596,598 reported in 1995, despite lower sales. This was due to an improvement in the pretax margin, which was 8.7% in 1996 versus 7.8% in 1995.

         The provision for income taxes totaled $1,021,487 for 1996 as compared to $115,600 for 1995. The provision for income tax in 1996 consisted of $149,415 in state income tax and $846,091 in federal income tax, as compared to $104,000 and $11,400, respectively, for 1995. The 1995 figures are net of loss carryforwards aggregating $801,532. Absent such carryforwards in 1996, net earnings after taxes for 1996 of $1,493,675 declined from $2,480,998 in 1995.

Liquidity and Capital Resources

         General. For many years, the Company has relied heavily on its institutional working capital lenders and its trade creditors to finance its working capital requirements. The Company traditionally has operated, and continues to operate, with a negative working capital position, as Spurlock Industries takes advantage of supplier payment terms which exceed those granted to the Company's customers.

         Cash Flow. In 1997, Spurlock Industries reported a cash flow from net income (loss) and depreciation and amortization of $948,837, which represented a significant reduction from the $2,244,732 reported in 1996. The Company supplemented such cash flow with a $224,653 reduction in trade receivables, reflecting lower net sales, and an $805,337 increase in accounts payable and accrued expenses. Working capital decreased by $619,003 to ($2,718,949) at December 31, 1997. Net cash provided by operating activities of $1,700,697 effectively permitted the Company to repay notes and loans in the amount of $1,133,388 and increase other assets (which represent deferred IRB financing fees aggregating $492,423) by $503,539. New borrowings of $7,500,000 funded fixed asset additions of $3,488,587 and restricted cash of $3,889,567. Such restricted cash represents proceeds of the New York industrial development bond financing which are being held in escrow pending disbursement for project costs. Overall, cash and cash equivalents at the end of 1997 increased by $256,613 to $362,685.

         In 1996, Spurlock Industries reported a cash flow from net income and depreciation and amortization of $2,244,732 compared to the $3,181,238 reported in 1995. This cash flow, supplemented by reductions in receivables and inventory of $420,306 and $54,133, respectively, permitted the Company to reduce accounts payable by $380,584, fund fixed asset additions of $1,184,369 and reduce notes and loans by $1,351,511. Working capital increased $130,948 or approximately 5.9% to ($2,099,946) from ($2,230,894) in 1995.

         Credit Facility. As described above, in July 1996 the Company entered into a new $3,500,000 revolving credit facility with a new lender, which facility matures in July 1999. Outstanding loans under the facility totaled $1,341,622 and $1,420,801 at December 31, 1997 and 1996, respectively, which were substantially the total amounts available at such times based on levels of accounts receivable and inventory on which borrowing availability is based. The credit facility provides the Company with an important source of liquidity in addition to its cash account and cash generated from operations. Management believes that this credit facility and internally generated cash will be sufficient to fund the Company's working capital needs in 1998.

         The credit facility contains a number of financial and restrictive covenants limiting, among other things, the redemption of capital stock, the payment of dividends, the incurrence of additional indebtedness, certain mergers and acquisitions, and the acquisition of fixed assets, as well as the maintenance of certain financial ratios. During 1997, technical violations of certain of such covenants resulted, for which the Company has received, or expects shortly to receive, a waiver from the lender.

         Long Term Debt. In addition to its working capital credit facility, the Company had outstanding at year end 1997 long term debt totaling $9,598,315 (excluding current maturities of $1,279,188), a substantial increase from the $3,402,621 (excluding current maturities of $1,029,090) outstanding at year end 1996. Such increase relates to borrowings totaling $7,500,000 relating to the Moreau, New York project, consisting of a term loan in the amount of $1,500,000 and a $6,000,000 industrial revenue bond, described above. In 1996, the Company entered into a term loan in the amount of $3,639,000 with a bank in order to purchase a formerly leased formaldehyde plant. Outstandings under such term loan totaled $2,830,328 at year end 1997. Primarily as a result of the significant increase in funded debt by the Company in 1997, the ratio of total liabilities to total net worth, a measure of leverage, increased at year end 1997 to 3.55 from 1.86 at year end 1996.

         Moreau Facility. As described above, the total estimated cost of the New York project is $8,300,000 for the purchased plants, excluding soft costs such as interest, environmental permits and legal and administrative expenses estimated at $600,000. D.B. Western, Inc. is the general contractor of the project and owns the leased formaldehyde plant. Payments under the `lease are $46,139 per month over a 10-year term, with a purchase option at the end of three years. The financing sources for the purchased plant include a term loan for $1,500,000, amortized over 10 years at an interest rate of LIBOR plus 2.75%, the proceeds from a tax exempt bond in the amount of $6,000,000 issued by Saratoga County, New York, amortized for 10 years at a fixed interest rate of 4.74%, and the Company's operating cash flow for the remaining $800,000 and the soft costs. As of December 31, 1997, the unexpended bond fund balance was approximately $3,890,000. Management believes that the above-described sources of funds shall be adequate to fully fund the project, as well as meet any additional long term funding needs, in 1998.

Emerging Issues

         Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or in the year 2000. The potential costs and uncertainties to companies in addressing this issue (the "Year 2000 issue") will depend on a number of factors, including their software and hardware and the nature of their industries. Companies must also coordinate with other entities with which they electronically interact, both domestically and globally, including suppliers, customers, creditors, borrowers and financial service organizations.

         The Company has closely examined the Year 2000 issue and the potential costs and consequences to the Company in addressing this issue. As a periodic improvement to its day-to-day operations, the Company is currently in the process of upgrading its computer systems, including the software necessary to maintain inventory controls, all of which are "Year 2000" compliant. Implementation of these systems is expected to be completed by December 1998. Management estimates that the Company's investment in hardware and software for this upgrade will total approximately $20,000 over the next seven months.

         The Company is further communicating with third parties with which it does business to coordinate further action with respect to the Year 2000 issue. The Company has recognized, in particular, that the Year 2000 issue may affect machinery and other equipment that use processing chips. The Company has received preliminary indications from the manufacturers of its equipment that the equipment at issue is "Year 2000" compliant and will continue to maintain communications relating to such compliance. As a result, management believes that, with the implementation of the systems as described above, the Year 2000 issue is not expected to have a material impact on the Company's operations and that the cost of the Company's addressing the Year 2000 issue is not a material event or uncertainty that would cause its reported financial information not to be necessarily indicative of future operating results or financial condition.

Forward-Looking and Cautionary Statements

         In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company is hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statement made by the Company herein. Any such statement is qualified by reference to the following cautionary statements.

         The Company's formaldehyde and resin business is closely tied to the construction and forest products industries, and is influenced by housing starts and construction activity generally. The Company's operating performance is sensitive to price movements in its basic raw materials, particularly methanol and urea. The Company's raw materials, products and manufacturing processes are subject to environmental laws and regulations and the costs associated therewith. The availability of credit from institutional asset based lenders and suppliers is very important to the Company. Developments in any of these areas, which are more fully described in Parts I and II of the Company's Annual Report on Form 10-K for the year ended December 31, 1997, filed with the Securities and Exchange Commission, each of which is incorporated into this section by reference, could cause the Company's results to differ materially from the results that have been or may be projected by or on behalf of the Company. The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement that may be made from time to time on behalf of the Company.

                          INDEPENDENT AUDITORS' REPORT


Board of Directors and
   Shareholders
Spurlock Industries, Inc.
   and Subsidiary
Waverly, Virginia

We  have  audited  the  accompanying  consolidated  balance  sheet  of  Spurlock
Industries, Inc. as of December 31, 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Spurlock Industries, Inc. as of December 31, 1997 and the results of its operations, and its cash flows for the year then ended, in conformity with generally accepted accounting principles.


Cherry, Bekaert & Holland, L.L.P.

Richmond, Virginia
March 13, 1998

April 10, 1998 (with respect to Note 2)

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors and Shareholders
Spurlock Industries, Inc.

We have  audited  the  accompanying  consolidated  balance  sheets  of  Spurlock
Industries, Inc. as of December 31, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spurlock Industries, Inc. as of December 31, 1996 and the results of its operations, and its cash flows for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                     Winter, Schiefley & Associates, P.C.
                                     Certified Public Accountants

Englewood, Colorado
January 17, 1997
(Except for Note 2, for which
the date is March 13, 1998.)

                              FINANCIAL STATEMENTS


                            Spurlock Industries, Inc.
                           Consolidated Balance Sheets
                        As of December 31, 1997 and 1996

Assets
                                                              1997                      1996
Current Assets:
Cash and cash equivalents                                    $362,685                   $106,072
Accounts receivable - trade, net                            1,222,277                  1,446,930
Other accounts receivable                                       -                          8,718
State income tax receivable                                    40,713                          -
Federal income tax receivable                                 151,000                          -
Accounts and notes receivable
         - officers current portion                           101,944                     38,595
Inventories                                                   530,183                    541,632
Deferred tax asset                                             92,908                          -
Prepaid income taxes                                             -                        72,477
Prepaid expenses                                              144,457                     74,490
                                                          -----------                -----------
           Total current assets                             2,646,167                  2,288,914

Property, plant and equipment, net of
  accumulated depreciation of $4,890,414
  and $4,305,767                                           12,043,300                  9,528,290

Other Assets:
Cash, restricted                                            3,889,567                      -
Accounts and notes receivable
         - officers                                            59,122                    193,467
Cash value of annuity                                         171,995                     40,000
Other                                                         591,280                    219,736
                                                          -----------                -----------
           Total other assets                               4,711,964                    453,203
                                                          -----------                -----------
           Total assets                                   $19,401,431                $12,270,407
                                                          ===========                ===========


                            Spurlock Industries, Inc.
                           Consolidated Balance Sheets
                        As of December 31, 1997 and 1996
                                   (Continued)

Liabilities and Stockholders' Equity
                                                               1997                       1996
Current Liabilities:
Notes payable - line of credit                             $  1,341,622              $  1,420,801
Current portion of long-term debt                             1,279,188                 1,029,090
Accounts payable - trade                                      2,378,597                 1,678,442
Accrued expenses                                                281,629                   260,527
Accrued taxes                                                    84,080                         -
                                                           ------------              ------------

         Total current liabilities                            5,365,116                 4,388,860

Long-term Liabilities:
Long-term debt                                                9,598,315                 3,402,621
Deferred tax liability                                                -                   143,476
Post retirement benefit liability                               166,956                    42,667
Other liabilities                                                 3,001                         -
                                                           ------------              ------------

         Total long-term liabilities                          9,768,272                 3,588,764
                                                           ------------              ------------

Stockholders' Equity:
Preferred stock, $0 par value                                         -                         -
  5,000,000 shares authorized
  no shares issued and outstanding
Common stock, no par value                                            -                         -
  500,000,000 shares authorized
  6,573,639 shares issued and outstanding
Paid in capital                                               4,808,814                 4,808,814
Accumulated deficit                                           (540,771)                 (516,031)
                                                           ------------              ------------

                                                              4,268,043                 4,292,783
                                                           ------------              ------------
         Total liabilities and                             $ 19,401,431              $ 12,270,407
           stockholders' equity                            ============              ============

See Notes to Consolidated Financial Statements.

                            Spurlock Industries, Inc.
                      Consolidated Statements of Operations
              For the Years Ended December 31, 1997, 1996 and 1995

                                                             1997                 1996                   1995
Revenue:
Net sales                                                $24,725,077           $28,643,415           $33,243,677
Cost of sales                                             19,597,991            21,129,265            26,092,053
                                                         -----------           -----------           -----------
                                                           5,127,086             7,514,150             7,151,624
Selling, general and
  administrative expenses                                  4,815,638             4,414,422             3,903,371
                                                         -----------           -----------           -----------

Other income and (expense):
Other income                                                 139,307                83,376                12,007
Interest expense                                           (627,799)             (667,942)             (663,662)
                                                         -----------           -----------           -----------
                                                           (488,492)             (584,566)             (651,655)

Income (loss) before taxes                                 (177,044)             2,515,162             2,596,598
Income tax expense (benefit)                               (152,304)             1,021,487               115,600
                                                         -----------           -----------           -----------
Net income (loss)                                          ($24,740)           $ 1,493,675           $ 2,480,998
                                                         ===========           ===========           ===========

Per share information:
Basic earnings per share                                       $0.00                 $0.22                 $0.37
                                                         ===========           ===========           ===========
Diluted earnings per share                                     $0.00                 $0.22                 $0.37
                                                         ===========           ===========           ===========

See Notes to Consolidated Financial Statements.

                            Spurlock Industries, Inc.
                      Consolidated Statements of Cash Flows
              For the Years Ended December 31, 1997, 1996 and 1995

                                                                          1997             1996             1995
Operating activities:
Net income (loss)                                                      ($24,740)        $1,493,675       $2,480,998
Adjustments to reconcile net income
  (loss) to net cash:
Depreciation and amortization                                            973,577           751,057          700,240
Issuance of common stock for services                                          -                 -            5,000
Write off of intangible assets                                                 -                 -                -
Abandonment of fixed assets                                                    -                 -                -
Decrease in trade receivables                                            224,653           420,306          473,202
(Increase) in other receivables                                        (182,995)                 -                -
(Increase) decrease in trading securities                                      -           200,000        (200,000)
Decrease in inventory                                                     11,449            54,133          566,152
(Increase) decrease in prepaid expenses                                    2,510         (108,843)            6,001
(Increase) in deferred tax asset                                        (92,908)                 -                -
Increase (decrease) in deferred tax liability                          (143,476)           131,946           11,600
Increase (decrease) in accounts payable
  and accrued expenses                                                   805,337         (380,584)      (2,187,581)
Increase in other liabilities                                              3,001                 -                -
Increase in post retirement benefit liability                            124,289            42,667                -
                                                                     -----------       -----------      -----------
Total adjustments                                                      1,725,437         1,110,682        (625,386)
                                                                     -----------       -----------      -----------
Net cash provided by (used in)
 operating activities                                                  1,700,697         2,604,357        1,855,612

Investing activities:
Purchase of fixed assets                                             (3,488,587)       (1,184,369)        (352,694)
Increase in cash restricted for capital expenditures                 (3,889,567)                 -                -
                                                                     -----------       -----------      -----------


Net cash provided by (used in)
 investing activities                                                (7,378,154)       (1,184,369)        (352,694)

                                   (continued)

                            Spurlock Industries, Inc.
                      Consolidated Statements of Cash Flows
              For the Years Ended December 31, 1997, 1996 and 1995
                                   (continued)

Financing activities:
(Increase) decrease in other assets                                    (503,539)             2,814         (79,381)
Acquisition of common shares                                                   -         (120,000)          (1,000)
Proceeds of new borrowings                                             7,500,000                 -                -
Repayment of loans to principal holders of equity securities              65,816            30,000                -
Loans to principal holders of equity securities                         (46,176)          125,970)        (236,461)
Write-off of advances to a principal holder of equity                     51,357                 -                -
securities
Repayment of notes and loans                                         (1,133,388)       (1,351,511)      (1,012,309)

Net cash provided by (used in)
  financing activities                                                 5,934,070       (1,564,667)      (1,329,151)

Net increase in cash and cash equivalents                                256,613         (144,679)          173,767

Beginning cash                                                           106,072           250,751           76,984
                                                                     -----------       -----------      -----------
Ending cash                                                          $   362,685       $   106,072      $   250,751
                                                                     ===========       ===========      ===========


Supplemental cash flow information:
Cash paid for:  Interest expense                                     $   621,149       $         -      $   605,825
          Income taxes                                               $    84,080       $   658,577      $   104,000


Non-cash financing and investing activities:
Acquisition of fixed assets with note payable                        $         -       $ 3,305,168      $    50,818
Conversion of accounts payable to note                               $         -       $         -      $   839,500



See Notes to Consolidated Financial Statements.

                            Spurlock Industries, Inc.
                 Consolidated Statement of Stockholders' Equity
              For the Years Ended December 31, 1997, 1996 and 1995

                                      Common         Paid in       Preferred       Preferred       Accumulated
                                      Shares         Capital         Shares          Stock           Deficit
Balance December 31, 1994            4,226,066     $ 2,599,814      1,200,000     $ 2,400,000      $(4,490,704)

Issuance of common shares for
  services                             100,000           5,000              -               -                 -

Share repurchase agreement             (1,000)        (76,000)              -               -                 -

Net income for the year                      -               -              -               -         2,480,998
                                    ----------     -----------    -----------     -----------      ------------

Balance December 31, 1995            4,325,066       2,528,814      1,200,000       2,400,000       (2,009,706)

Conversion of preferred shares       2,400,000       2,400,000    (1,200,000)     (2,400,000)                 -

Acquisition and cancellation of      (151,427)       (120,000)              -               -                 -
  shares

Net income for the year                      -               -              -               -         1,493,675
                                    ----------     -----------    -----------     -----------      ------------

Balance December 31, 1996            6,573,639       4,808,814              -               -         (516,031)

Net loss for the year                        -               -              -               -          (24,740)
                                    ----------     -----------    -----------     -----------      ------------

Balance December 31, 1997            6,573,639      $4,808,814              -     $         -      $  (540,771)
                                    ==========     ===========    ===========     ===========      ============

See Notes to Consolidated Financial Statements.

                            SPURLOCK INDUSTRIES, INC.

                   Notes to Consolidated Financial Statements
                           December 31, 1997 and 1996


Note 1 - Summary of significant accounting policies

Organization and operations

Spurlock Industries, Inc. (the "Company") was originally incorporated on March 17, 1986 in Colorado as Air Resources Corporation. On January 27, 1996, Spurlock Industries, Inc. was formed in Virginia. A merger of the two corporations was completed on July 26, 1996. The merger was accounted for as a recapitalization and no adjustments were made to the carrying amounts of assets and liabilities of the combined companies. Shares of the combining companies were exchanged on a one for one basis. The Company is engaged in the development, production, and distribution of resins, liquid fertilizers and formaldehyde.

Principles of consolidation

The consolidated financial statements include the accounts of its wholly owned subsidiary Spurlock Adhesives, Inc. All significant intercompany transactions have been eliminated. Substantially all of the Company's revenues have been derived from the operations of Spurlock Adhesives, Inc.

Restricted cash

Undisbursed funds generated by the Industrial Revenue Bonds are restricted to the construction of the new formaldehyde manufacturing facility in New York State. Disbursements are executed by the trustees upon the presentation of approved construction draws. The Company has no other access to these funds.

Inventories

Inventory is stated at the lower of cost or market using the first in, first out method. Finished goods include raw materials, direct labor and overhead. Raw materials include purchase and delivery costs. Inventory consists of the following at December 31.

                                             1997                 1996
-------------------------------------------------------------------------

Raw materials                             $ 467,319              $397,511
Work in process                               8,028                 9,493
Finished goods                               54,836               134,628
                                          -------------------------------

                                          $ 530,183              $541,632
                                          ===============================

Property and equipment

Property and equipment are carried at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in operations for the period. The cost of repairs and maintenance is charged to operations as incurred and significant renewals or betterments are capitalized.

Useful lives for property and equipment are as follows:

Building                                20-30 years
Machinery and equipment                  5-25 years
Office equipment                            7 years
Vehicles                                  4-8 years

Start-up and pre-operating costs

Start-up  and  pre-operating   costs  include  all   nonrecurring,   non-capital
manufacturing and other costs, such as promotional expenses incurred in preparing for the operation of a new facility are expensed as incurred.

Deferred financing costs

Costs associated with obtaining Industrial Revenue Bond financing to construct the new manufacturing facility in New York State, were capitalized. These costs are to be amortized, utilizing the interest method, over the life of the Industrial Revenue Bond, as an adjustment to interest expense.

Revenue recognition

The Company recognizes revenue on the sales of its products at the time of shipment.

Cash and cash equivalents

Cash  and  cash  equivalents,   consist  of  deposits  and  highly  liquid  debt
instruments with original maturities of less than 90 days.

Environmental costs

The Company's business activities are monitored by state and federal environmental agencies and the Company is required to obtain permits for the operation of its facilities. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Liabilities are recorded when environmental assessments and or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the completion of a feasibility study or commitment to a formal plan of action. Environmental costs charged to operations aggregated $184,259, $202,076 and $277,349 for the years ended December 31, 1997, 1996 and 1995, respectively.

Advertising

Advertising costs are charged to expense when incurred. Amounts charged to expense were $8,291, $28,101 and $27,880 for the years ended December 31, 1997, 1996 and 1995, respectively.

Estimates

The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. At December 31, 1997, the allowance for doubtful accounts receivables was $12,981. There was no recorded allowance for doubtful allowance at December 31, 1996.

Income taxes

Deferred income taxes arise from temporary differences resulting from income and expense items (principally net operating losses, postretirement benefits, and accelerated depreciation) reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Reclassifications

Certain 1996 and 1995 amounts have been reclassified to conform with the 1997 presentation.

Earnings per share

Effective December 31, 1997, the Company adopted SFAS No. 128, Earnings per Share. This statement replaces primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if all stock options and other stock-based awards, as well as convertible securities, were exercised and converted into common stock. All net income per share amounts for all periods have been presented and, where appropriate, restated to conform to SFAS No. 128 requirements.

Note 1 - Summary of significant accounting policies (concluded)

Concentration of credit risk

The Company's short-term financial instruments consist of cash and cash equivalents, accounts and loans receivable, and payables and accruals. The carrying amounts of these financial instruments approximates fair value because of their short-term maturities. Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and accounts receivable, trade. During the year the Company did maintain cash deposits at financial institutions in excess of the $100,000 limit covered by the Federal Deposit Insurance Corporation. The uninsured cash balance at December 31, 1997 amounted to $248,640. The Company has several major customers, the loss of any one of which could have a material negative impact upon the Company. Additionally, the Company maintains a line of credit and a significant portion of its long-term debt with one financial institution. The maintenance of a satisfactory relationship with this institution is of significant importance to the Company.

Stock-based compensation

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for the stock options granted and employee stock purchases. The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

Recently issued accounting pronouncements

In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130) and SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 130 establishes standards for the reporting and displaying of comprehensive income and its components in financial statements. SFAS 131 supersedes SFAS 14, "Financial Reporting for Segments of a Business Enterprise," and specifies new disclosure requirements for operating segment financial information. In February 1998, SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS 132) was issued. SFAS 132 revises and standardizes employers' disclosures about pension and other postretirement benefit plans. These standards are effective for fiscal years beginning after December 15, 1997. The Company will adopt the provisions of these standards during the first quarter of 1998 and does not anticipate their adoption to have a material effect on the financial statements.

Note 2 - Misappropriation of assets and restatement of financial statements

In January, 1998, the Company discovered that financial information regarding payments to a note receivable for an executive officer of the Company and the payment of travel and related expenses of this individual had been falsified to intentionally mislead management concerning their propriety. Subsequent to this discovery, another executive officer admitted to the payment of personal expenses by the Company recorded as equipment. An independent investigation concluded that these acts were apparently conducted through collusion of two other employees of the Company. Accordingly, records of the Company, and its predecessor companies, were apparently falsified in 1992.

Note 2 - Misappropriation of assets and restatement of financial statements (concluded)

In total, the independent investigation revealed approximately $275,000 in personal expenses paid by the Company and charged to selling, general and administrative expense. Additional personal expenses of approximately $73,000 were capitalized as equipment.

In February 1998, the Company received full restitution for the $73,000 in personal expenses capitalized and approximately $8,000 in personal expense charged to selling, general and administrative expenses. The $73,000 has been reclassified as a note receivable and interest income has been accrued at the cost of funds to the Company. Total restitution, including accrued interest, aggregated $101,944.

On April 10, 1998, settlement was reached regarding the remaining personal expenses paid by the Company, aggregating approximately $267,000. Restitution will include interest, at the cost of funds to the Company to settlement date, as well as partial reimbursement of professional expenses. The aggregate principal amount of restitution, at April 10, 1998, was $375,000. The principal amount of restitution will bear interest at 9.00%, payable monthly in advance, with the entire principal amount due April 8, 2003. Although collateral and guarantees were obtained, it is management's opinion that sufficient uncertainty exists to recognize income as received.

The effect of the restatement on the December 31, 1996 Consolidated Balance Sheet resulted in a decrease of $73,075 in fixed assets, with a corresponding increase to notes receivable, and an increase of $26,656 in retained earnings compared to December 31, 1996 amounts previously reported.

After restatement, the pretax effect of the overstatement of selling, general and administrative expenses related to the misappropriation amounted to $15,484, and the understatement of interest income of $11,182, all of which is deemed immaterial. The amounts of the restatements were mitigated by the initial recognition of the personal expense as travel and entertainment expenses and the full restitution of the amounts capitalized. Since learning of the misappropriation, the Company has taken actions intended to prevent a recurrence of this situation.

Note 3 - Investments

Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value as a current asset with the change in fair value during the period included in earnings. These were no investments held as trading securities as of December 31, 1997 and 1996 or for the year ended December 31, 1997.

The Company purchased trading securities during the year ended December 31, 1996 for cash aggregating $397,500. The Company had sales proceeds from trading securities during the year ended December 31, 1996, amounting to $581,167 and realized a (loss) for this period aggregating $(16,333).

The Company had no sales proceeds from trading securities during the year ended December 31, 1995. The Company had no unrealized gains (losses) at December 31, 1995.

Note 4 - Property and equipment

Property and equipment consist of the following:
                                                                             1997              1996
                                                                       ---------------------------------
Land                                                                   $      219,233     $      219,233
Building                                                                    5,440,321            547,041
Machinery and equipment                                                     7,358,963         12,326,041
Construction in progress                                                        2,932            305,913
Vehicles                                                                      273,596            285,189
Furniture and fixtures                                                        161,101            150,640
New York project                                                            3,477,568                  -
                                                                       ---------------------------------
                                                                           16,933,714         13,834,057
Less: Accumulated depreciation and amortization                             4,890,414          4,305,767
                                                                       ---------------------------------
                                                                       $   12,043,300     $    9,528,290
                                                                       ==============     ==============

Depreciation charged to operations was $973,577, $751,057 and $700,240 for the years ended December 31, 1997, 1996 and 1995, respectively.

Note 5 - Line of credit

The Company utilizes a line of credit secured by accounts receivable and inventories to provide working capital. Advances under this line of credit bear interest at the lesser of prime + 1/2% or LIBOR + 2.75%, and are limited to the lesser of $3,500,000, or 85% of eligible accounts receivable and 60% of the inventory value. At December 31, 1997 and 1996, advances outstanding totaled $1,341,622 and $1,420,801, respectively.

Note 6 - Advances and notes receivable for principal holders of equity securities

Accounts and notes receivable for principal holders of equity securities consisted of the following at December 31:

                                                     1997            1996
                                                -----------------------------
Notes receivable and advances
with various interest rates                     $    161,066     $    232,062
Less: current portion                                101,944           38,595
                                                -----------------------------

                                                $     59,122     $    193,467
                                                ============     ============

During 1997, the Company wrote off $51,357 in advances and notes receivable for a principal holder of equity securities. See Note 2.

Note 7 - Long-term debt

Long-term debt consists of the following at December 31:
                                                                             1997             1996
                                                                         -----------------------------
Note payable bank, payable in monthly installments
of $12,500 plus interest at 8.0% through May 2005                        $ 1,500,000       $         -

Industrial revenue bonds, payable in quarterly installments
of $150,000 with interest at 4.74% on December 31, 1997                    6,000,000                 -

Note payable bank, payable in monthly installments of
$50,542 with interest at prime plus .5% or LIBOR plus
2.75% (8.42% at December 31, 1997) secured by
plant and equipment due July, 2002                                         2,830,328         3,436,832

Note payable bank, payable in monthly installments
of $1,832 at 12% interest, secured by real property due in
August, 2004                                                                  99,934           109,295

Note payable vendor, payable in monthly installments
of $23,320 with interest at prime plus 1.5% (10% at
December 31, 1997) due March, 1998                                            69,940           349,780

Note payable, supplier, payable in monthly installments
of $14,814, with interest at 8.25%, through August 1999                      263,185           400,504

Note payable, bank, payable in monthly installments of
$390 including interest of 8.88% through July 1999                             6,904            10,786

Note payable, vendor, payable in monthly installments of
$784 including interest of 13.4% through October 1999                         15,552                 -

Various notes payable, payable in monthly installments
of $4,634 with interest from 8% to 10% due December 1997
to October 2000 secured by personal property                                  91,660           135,300
                                                                         -----------------------------
                                                                          10,877,503         4,431,711
Less current portion                                                       1,279,188         1,029,090
                                                                         -----------------------------

                                                                         $ 9,598,315       $ 3,402,621
                                                                         ===========       ===========

Note 7 - Long-term debt (concluded)

Maturities of long-term debt are as follows:

        December 31, 1998                                        $  1,279,188
        December 31, 1999                                           1,446,368
        December 31, 2000                                           1,301,145
        December 31, 2001                                           1,296,647
        December 31, 2002                                           1,096,647
        Later years                                                 4,456,780
                                                                 ------------

                                                                 $ 10,877,527
                                                                 ============

At December 31, 1997, the outstanding principal balance of the industrial revenue bonds was $6,000,000. The issue is at $6,000,000 with quarterly payments of $150,000 beginning January 31, 1998 at 4.74% interest rate. The bond issue is collateralized by property, plant, and equipment.

The Company had an outstanding irrevocable letter of credit in the amount of $6.0 million as of December 31, 1997. This letter of credit, which has a term of five years, collateralizes the Company's obligations under the Industrial Revenue Bond financing for the New York State manufacturing facility. The fair value of this letter of credit approximates the contract value based on the nature of the fee arrangement with the issuing banks.

Amortization of deferred financing costs aggregated $51,423 in 1997. There were no deferred financing costs amortized for the years ended December 31, 1996 and 1995.

The Company capitalizes interest on assets constructed for its formaldehyde production facility in New York State. In 1997, total interest costs incurred were $683,481, of which $55,682 was capitalized. Interest was not capitalized for 1996 or 1995.

In 1997, $533,927 of start-up and pre-operating expenses incurred in the construction and initial production of the new manufacturing facility in New York State were written off. There were no costs of this nature in 1996 and 1995.

Note 8 - Financial instruments with off-balance-sheet risk

During 1997, the Company entered into an interest rate swap agreement ("swap") for purposes of fixing the variable rate aggregated the Industrial Revenue Bond ("IRB") borrowing. This swap alters the interest rate characteristics of the IRB to eliminate the interest rate sensitivity. Swaps involve the periodic exchange of payments over the life of the agreements. Amounts received or paid on swaps are used to manage interest rate sensitivity. At December 31, 1997, the Company had one swap agreement outstanding, the net effect of which is to effectively covert the $6.0 million variable rate IRB to a fixed rate of 4.74% until maturity. Payments or receipts under this agreement are due monthly. Changes in the fair value of the swap is not reflected in the accompanying financial statements. The estimated fair value of this instrument was $(182,921) as of December 31, 1997. The Company's credit exposure on this swap is limited to the value of the swap that has become favorable to the Company in the event of nonperformance by the counterparties. The Company did not require collateral from counterparties on its existing agreement. The Company actively monitors the credit ratings of counterparties and anticipates performance by the counter parties with whom they transacted the swap.

Note 9 - Related party transactions

During September 1994 a shareholder of the Company entered into an agreement to purchase 533,333 shares of preferred stock. During January 1996 this shareholder converted these shares and 666,667 shares of preferred stock into common stock.

On June 30, 1995, Harold N. Spurlock, then Chairman of the Board, President and Chief Executive Officer of the Company, received a loan in the amount of $112,500 from Spurlock Adhesives. Principal and interest at 9.0% per annum are payable in five equal annual installments commencing in July 1996. The balance as of December 31, 1997 was $59,122. The loan relates to the purchase by Mr. Spurlock of certain manufacturing assets in Malvern, Arkansas that were contributed by Mr. Spurlock to Air Resources pursuant to an Agreement and Plan of Reorganization dated April 22, 1992.

In July 1996, the Company entered into an employment contract with its founder and former chief executive officer to serve as its vice president for product development through August 31, 1999. The contract provides for an annual salary of $180,000 during the contract term. The contract also provides for post retirement benefit payments of $100,000 per year for a five-year period beginning August 31, 1999. The Company intends to fund the post retirement payments currently by depositing monthly payments of approximately $12,000 into an interest bearing account.

The estimated payment assumes an earned interest rate of 5% per year on the deposit amounts and a discount rate of 8% per year to arrive at the net present value of the annual retirement benefit due at August 31, 1999. The Company has recorded $124,284 and $42,667 of expense for post retirement benefits for the years ended December 31, 1997 and 1996 respectively. The Company estimates that its net commitment for the period from January 1, 1998 to August 31, 1999 pursuant to this contract will be approximately $864,000 for both salary and post retirement benefits. The Company has invested in annuities to fund the post retirement benefit. The cash value of these annuities aggregated $171,995 and $40,000 as of December 31, 1997 and 1996, respectively.

Note 9 - Related party transactions (concluded)

In 1993, the Company made advances to an Executive Officer aggregating $126,000. These advances were offset through the purchase of land adjacent to the Waverly, Virginia production facility. In March 1994, a mortgage of $130,000 was found to encumber the property, preventing transfer of title. In 1997, these advances were discovered as unpaid and unrecognized. The advances were recognized and the remaining amount repaid by the Executive Officer in the amount of $97,633 on October 15, 1997.

Note 10 - Description of leasing arrangements

The Company leased rail cars, trucking equipment, and a formaldehyde plant under operating leases expiring in various years through 2003. The lease for the formaldehyde plant ($660,000 per year) commenced upon successful start up, which was in February, 1993. The Company had an option to purchase the plant at the expiration of the initial 10 year lease for the greater of fair market value or $3,580,000, or to renew the lease for an additional 10 years. During July 1996, the plant was purchased for $3,200,000.

The Company has remaining operating leases for trucking and rail car equipment which have fixed annual payments as follows: $34,824 in 1998, $33,000 in 1999, $33,000 in each year thereafter through 2001.

Rent expense was $78,916, $395,627 and $761,997 for the years ended December 31, 1997, 1996 and 1995.

Note 11 - Income taxes

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Deferred tax assets and liabilities at December 31, 1997 and 1996 resulted from the following:

                                                        1997                1996
                                                     ---------------------------

Deferred tax assets
     Operating loss carry forward                    $  69,682         $       -
     Post retirement liability                          63,925            14,507
Deferred tax liabilities
     Accelerated depreciation                           40,699           157,983

Note 11 - Income taxes (concluded)

The provision for income taxes expense (benefit) at
December 31, 1997 and 1996 consists of the following:
                                                      1997             1996
                                                  -----------------------------

Current                                           $     6,329       $   987,910
Deferred                                            (158,633)            26,323
                                                  -----------------------------

                                                  $ (152,304)       $ 1,021,487
                                                  ===========       ===========

A reconciliation of the federal taxes at statutory rates to the tax provision for the years ended December 31, 1997, 1996 and 1995 are as follows:

                                                      1997           1996         1995
                                                    -------------------------------------
Federal statutory rate                              $ 69,510    $   846,091    $  882,843
State income taxes                                    14,571        149,415       104,000
Utilization of loss carry forward                   (69,682)       (13,912)     (801,532)
Surtax exemption                                           -              -      (11,750)
Book/tax depreciation difference                      13,838       (48,083)      (34,000)
Post retirement benefits                            (63,925)         14,507             -
Other                                              (116,616)         73,469      (23,961)
                                                   --------------------------------------

Provision for income taxes expense (benefit)       $(152,304)   $ 1,021,487    $  115,600
                                                   ======================================

Note 12 - Stockholders' equity

During 1995 the Company adopted a stock option plan for the benefit of certain employees, officers and directors. The number of restricted common shares reserved under the plan is 500,000. The option price on the grant date shall not be less than the fair market value on such date provided that an owner of more than 10% of the common stock shall not have an option granted at a price less than 110% of the fair market value on the date of the grant. During 1995, the Company issued 210,000 options exercisable at $0.50 per share under the plan which expire 50,000 in 1998, 50,000 in 2000 and 110,000 in 2005. During June
1996, the Company granted additional options under the plan for 75,000 shares exercisable at $0.55 for a ten year period. No options were granted for the year ended December 31, 1997.

Note 12 - Stockholders' equity (concluded)

Following is a summary of the transactions in the plan:
                                                                    Weighted
                                                    Shares        Average Price
                                                   ----------------------------
Balance, beginning of period                             -             $   -
Granted                                            210,000              0.50
Canceled                                                 -                 -
Exercised                                                -                 -
                                                   -------------------------
Balance, December 31, 1995                          10,000              0.50
Granted                                             75,000              0.55
Canceled                                                 -                 -
Exercised                                                -                 -
                                                   -------------------------
Balance, December 31, 1996 and 1997                285,000             $0.51
                                                   =======
Options available at December 31, 1997             215,000
                                                   =======

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 6.87%; dividend yields of 0%; volatility factor of 2.05%; and a weighted-average expected life of the option of 5.2 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is calculated as of the date of grant. The Company's pro forma information follows:

                                         1997           1996           1995
                                    --------------------------------------------

Pro forma net income (loss)         $ (24,740)    $ 1,474,969     $ 2,433,940
Pro forma earnings per share
     Basic                          $       0.00  $         0.22  $         0.36
     Diluted                        $       0.00  $         0.21  $         0.36

During January, 1996 the holder of the 1,200,000 shares of preferred stock of Air Resources Corporation converted these shares into 2,400,000 shares of common stock of Air Resources Corporation. In connection with the recapitalization, the Company agreed to reacquire 80,000 shares of the Air Resources Corporation common stock from a dissenting shareholder for $120,000 in cash. Also during 1996, the Company acquired 71,427 shares of common stock of Air Resources from a former officer.

Note 13 - Earnings per share

The following table sets forth the reconciliation of the numerators and denominators of the basic and diluted earnings per share ("EPS") computations:

                                                                        Year Ended December 31,
                                                            ---------------------------------------------
                                                                1997            1996            1995
---------------------------------------------------------------------------------------------------------
Numerator:
Net income (loss) available to shareholders                 $   (24,740)    $  1,493,675     $  2,480,998
                                                            ============    ============     ============

Denominator:
Weighted average shares outstanding                            6,573,639       6,711,733        6,717,666
                                                            ---------------------------------------------

Basic EPS weighted average shares outstanding                  6,573,639       6,711,733        6,717,666

Effect of dilutive securities:
     Incremental shares attributable to the
        Stock Option Plan                                         10,509         210,900           52,500
                                                            ---------------------------------------------

Diluted EPS weighted average shares outstanding                6,584,148       6,922,633        6,770,166
                                                            =============================================

Basic earnings per share                                    $          0.00 $          0.22  $          0.37
                                                            =============== ===============  ===============

Diluted earnings per share                                  $          0.00 $          0.22  $          0.37
                                                            =============== ===============  ===============

Note 14 - Sales to major customers and concentration of credit risk

The Company, whose customers produce raw materials used in the construction industry made sales in excess of 10% of its gross revenues for the year ended December 31, 1997, 1996 and 1995 as follows:

                                                                                          Receivable
     Customer                                           Sales                %             at 12/31
     -----------------------------------------------------------------------------------------------
     1997
        International Paper                        $   4,423,800             17%         $   158,681
        Union Camp                                     3,919,989             15              170,026
        Schenectady                                    3,869,340             15               71,964
        Willamette                                     4,715,645             19              113,564

     1996
        International Paper                        $   4,537,102             16%         $   108,000
        Union Camp                                     3,865,062             13              162,000
        Schenectady                                    3,521,857             12               57,000
        Willamette                                     7,478,831             26              424,000

     1995
        International Paper                        $   4,964,000             15%         $   124,000
        Union Camp                                     3,900,000             12              166,000
        Schenectady                                    5,124,000             15               41,000
        Willamette                                     7,454,000             22              636,000

Note 15 - Commitments and contingencies

In connection with the construction of the formaldehyde production facility in New York State, the Company has entered into a turnkey plant construction agreement with D.B. Western, Inc., whereby the Company will pay an aggregate of $6,568,100 of construction costs. The Company paid a deposit of $66,000 at October 1, 1996 to initiate the contract. The total amount outstanding at December 31, 1997 was $3,222,100. Construction is currently scheduled for completion in June 1998.

Should the Company be unable to complete the contract, the deposit would be forfeited and any additional costs due and payable incurred by D.B. Western in connection with the project would become due by the Company.

In connection with the new production facility in New York state, the Company entered into an operating lease agreement with D.B. Western, Inc. on September 30, 1997, for a formaldehyde plant adjacent to the Company's facility. The term of the lease is for ten (10) years at a monthly rental payment of $46,139. Rental payments commence ten days after the plant is mechanically operational. The Company anticipates completion of the facility in mid-1998. Based upon completion of the facility on July 1, 1998, the Company estimates lease payments of $276,834 in 1998 and $553,668 for each year from 1999 to 2007. Rental expense for 2008 is estimated to be $276,834.

Note 15 - Commitments and contingencies (concluded)

The Company purchases substantially all of its three raw material components for its resin, formaldehyde, and fertilizer operations from four suppliers. The Company purchased $13,488,767, $15,158,111 and $19,232,831 from these suppliers during 1997, 1996 and 1995 and had a balance due to them of $1,742,592 and $1,089,433 at December 31, 1997 and 1996. The Company believes that alternate sources for its raw materials are readily available.

In April 1997, a shareholders' derivative suit was filed against the Company and certain current and former officers and directors of the Company in State District Court in Denver, Colorado. The suit, which has subsequently been removed to the United States District Court for the District of Colorado, alleges that the defendants engaged in various activities that breached their fiduciary duties to the plaintiffs and/or violated provisions of Colorado law applicable to domestic corporations.

The Special Litigation Committee is currently conducting an investigation into matters that are likely to cause the supplement of its report, initially issued in October 1997. The Company expects to defend the lawsuit to the full extent appropriate, upon resolution of the pending investigation. At this time, management cannot reliably estimate the potential effect of this suit on the financial statements of the Company.

During 1993, the Company was made aware of a claim by two former directors requesting that the Company repurchase 381,000 shares of its common stock from said directors pursuant to a reorganization agreement entered into during 1992. Subsequently, one of these former directors sold his holdings of 233,000 common shares. The purchase agreement set the repurchase price at $2.81 per share or an aggregate of $418,280 after considering the above described disposition of shares by the former director. The Company settled these claims by paying these individuals $84,690 in cash in 1995 and by repurchasing 71,427 common shares from one of the individuals for $75,000 in 1996. The Company had accrued the potential maximum liability of $75,000 at December 31, 1995. In addition, the Company repurchased and retired 1,000 shares of common stock from this individual for $1,000.

Note 16 - Pension plan

The Company has a 401(k) retirement plan for the benefit of eligible employees. Contributions are funded by the Company and established by the Board of directors annually. Contributions for 1997, 1996 and 1995 were $166,282, $132,476 and $113,114, respectively.

Note 17 - Disclosures about Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows:

                                                           1997                                  1996
                                           ----------------------------------------------------------------------
                                               Carrying           Est. Fair          Carrying          Est. Fair
                                                 Value              Value              Value             Value
                                           ----------------------------------------------------------------------
Financial assets
   Cash                                    $     362,685    $       362,685     $      106,072     $      106,072
   Accounts receivable                         1,222,277          1,222,277          1,446,930          1,446,930
   Notes receivable                              161,066            161,066            232,062            232,062
   Cash value of annuity                         171,995            171,995             40,000             40,000

Financial liabilities
   Notes Payable                               1,341,622          1,341,622          1,420,801          1,420,801
   Long term debt                              9,598,315          9,598,315          3,402,621          3,402,621
   Post retirement benefit liability             166,956            166,956             42,667             42,667

Financial instruments with off-balance sheet risk
  Interest rate swap agreement             $           -    $     (182,921)     $            -     $            -

                                   MANAGEMENT

Directors

         Name                                   Term Expires in:

         Raymond G. Tuttle                            2000
         Glen S. Whitwer                              1998
         Harold N. Spurlock                           1999
         Phillip S. Sumpter                           1999

Executive Officers

         Phillip S. Sumpter, Chairman of the Board and Chief Executive Officer of the Company and Spurlock Adhesives.

         Irvine R. Spurlock, President of the Company and Spurlock Adhesives.

         Harold N. Spurlock, Vice President of Spurlock Adhesives in charge of product development.

         Kirk J. Passopulo, Corporate Secretary and Director of Information Systems & Environmental Affairs of the Company.

         Lawrence C. Birkholz, Controller of the Company and Spurlock Adhesives.

         John D. Fitzgerald, Jr., Director of Sales and Marketing for Spurlock Adhesives.

Business Experience

         Summarized below is the business experience for the past five or more years of each director and executive officer.

         Phillip S. Sumpter, 58, has been Chairman of the Board of Directors and Chief Executive Officer of both the Company and Spurlock Adhesives since February 11, 1998. Mr. Sumpter has served as a director of the Company since December 1995 and was its Executive Vice President from March 1996 to February 11, 1998. He was a director of Air Resources from December 1995 to July 1996. In March 1996, he was appointed Executive Vice President of Spurlock Adhesives, a subsidiary of the Company and Air Resources. He was in private practice as a business consultant from June 1993 to March 1996. During such period, he also served as Director of Marketing of Monadnock Lifetime Products, Inc., a manufacturer of police protection equipment. Mr. Sumpter was Chairman of the Board of Wibbies, Inc., a manufacturer of children's clothing, from February
1990 to May 1993. In October 1993, Wibbies, Inc. filed a petition for liquidation and sale of assets under Maryland law.

         Irvine R. Spurlock, 44, has served as President of the Company since August 1996, and as President of Spurlock Adhesives since 1989. He had previously served as Chairman of the Board of Directors and Chief Executive Officer of the Company since August 1996, as a director of the Company since January 1996, as Chairman of the Board of Directors and Chief Executive Officer of Spurlock Adhesives since August 1996, and as a Director of Spurlock Adhesives since 1989. On February 11,

1998, Mr. Spurlock resigned as the Chairman of the Board and Chief Executive Officer, and as a director, of both the Company and Spurlock Adhesives.

         Harold N. Spurlock, 73, has served as a director of the Company since January 1996. Mr. Spurlock was Chairman of the Board of Directors and Chief Executive Officer of the Company from January 1996 to August 1996. He served as Chairman of the Board of Directors and Chief Executive Officer of Air Resources from August 1992 to July 1996 and as President from July 1994 to July 1996. He also served as Chairman of the Board of Spurlock Adhesives, which he founded, from November 1989 until August 1996. In August 1996, Mr. Spurlock became a Vice President of Spurlock Adhesives in charge of product development.

         Raymond G. Tuttle, 71, has served as a director of the Company since January 1997. Mr. Tuttle has been in private practice as a commission salesman of structural steel since 1995. Mr. Tuttle has served as Chairman of the Board of Standard Supplies Inc., a manufacturer of fabricated steel located in Rockville, Maryland, and as General Manager for approximately the past 13 years. He also served as a member of the Board of Directors of Devlin Lumber, a lumber distributor.

         Glen S. Whitwer, 53, has served as a director of the Company since August 1996, and has been a principal of Whitwer & Company, Inc., a management consulting firm located in Kensington, Maryland, since September 1994. He was co-owner of Quinn, Whitwer & Co., Inc., a business consultant located in Bethesda, Maryland, from July 1986 to September 1994.

         Kirk J. Passopulo, 44, has served as Corporate Secretary and Director of Information Systems & Environmental Affairs since February 1998. Mr. Passopulo previously served as Plant Manager of Spurlock Adhesives from 1993 to 1998.

         Lawrence C. Birkholz, 59, has served as Controller of the Company and Spurlock Adhesives since February 1998. Mr. Birkholz previously served as Controller-Treasurer of UCB Chemicals from 1985 to 1994, and served in the same capacity at Paramount Industries, a bedding manufacturer, from 1995 to 1996. He also served as Chief Financial Officer for Burger Busters, Inc. from 1996 to 1997.

         John D. Fitzgerald, Jr., 55, has served as Director of Sales and Marketing of Spurlock Adhesives since April 1, 1998. Mr. Fitzgerald previously served as Senior Project Planner with Union Camp Corporation, a paper and wood products corporation, from November 1995 until March 1998, where he was responsible for new products and technical transfers. Prior to that, he served as a Plant Manager at Union Camp from October 1990 until November 1995.

Changes and Disagreements with Accountants on Accounting and Financial Disclosure

         On February 17, 1998, the Board of Directors approved the replacement of James E. Scheifley & Associates, P.C. (formerly Winter, Scheifley & Associates, P.C.) as the independent accountant chosen to audit the Company's financial statements and approved the appointment of Cherry, Bekaert & Holland, L.L.P. as the Company's independent accountant for the 1997 fiscal year. The Company has previously disclosed the appointment to the Securities and Exchange Commission on a Current Report on Form 8-K dated February 17, 1998.

                        MARKET PRICES AND DIVIDEND POLICY


         Market Information. There is no established public trading market for the Common Stock of Spurlock Industries. The following table shows high and low bid prices reported in the National Daily Quotation Sheets and the Nasdaq Bulletin Board (Symbol: "SKII"), which are quotations between dealers without adjustment for retail markups, markdowns, or commissions, and may not represent actual transactions.

                                                               Bid Price
                                                       ------------------------
                                                          High             Low
Fiscal Year Ended December 31, 1996

     First Quarter............................         $ 1.0625         $ .3125
     Second Quarter...........................           1.4375           .25
     Third Quarter............................           1.125            .50
     Fourth Quarter...........................            .75             .375

Fiscal Year Ended December 31, 1997

     First Quarter............................         $  .625            .375
     Second Quarter...........................            .4375           .375
     Third Quarter............................            .38             .375
     Fourth Quarter...........................            .45             .38


         Approximate Number of Holders of Common Stock. The number of holders of record of Spurlock Industries' Common Stock, no par value, on December 31, 1997 was approximately 227.

         Dividends. Holders of Common Stock are entitled to receive such dividends as may be declared by Spurlock Industries' Board of Directors. No cash dividends have been paid with respect to Spurlock Industries' Common Stock and no dividends are anticipated to be paid in the foreseeable future.

                               GENERAL INFORMATION

Available Information

         Spurlock Industries is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004, and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048 and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004, at prescribed rates. The Commission maintains an Internet address (http: //www.sec.gov) that contains reports, proxy statements and other information regarding registrants, such as the Company, that file electronically with the Commission.

         COPIES OF SPURLOCK INDUSTRIES' ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1997 (NOT INCLUDING APPENDICES THERETO) ARE AVAILABLE TO ANY RECIPIENT OF THIS ANNUAL REPORT, WITHOUT CHARGE, UPON WRITTEN REQUEST DIRECTED
TO: KIRK J. PASSOPULO, CORPORATE SECRETARY, P.O. BOX 8, WAVERLY, VIRGINIA 23890.

Corporation Headquarters

         125 Bank Street
         Waverly, Virginia  23890
         Tel.  (804) 834-8980

Annual Meeting

         The 1998 Annual Meeting of Shareholders will be held at 10:00 a.m. on Wednesday, August 12, 1998, in the offices of Williams, Mullen, Christian & Dobbins, Two James Center, 1021 East Cary Street, 16th Floor, Richmond, Virginia 23219.

Transfer Agent

         The Transfer Agent for the Company's Common Stock is American Security Transfer, Inc., of Denver, Colorado.

Investor Relations

         Kirk J. Passopulo, Corporate Secretary, (804) 834-8980.

Independent Auditors

         Cherry, Bekaert & Holland, L.L.P., 1700 Bayberry Court, Suite 300, Richmond, Virginia 23226-3791, (804) 673-4224.

Corporate Counsel

         Williams, Mullen, Christian & Dobbins, Two James Center, 1021 East Cary Street, 16th Floor, Richmond, Virginia 23219.